Richardson Electronics 10-K

 Exhibit 99.1

Press Release

For Immediate Release

For Details Contact:		40W267 Keslinger Road
Edward J. Richardson	Robert J. Ben	PO BOX 393
Chairman and CEO	EVP & CFO	LaFox, IL 60147-0393 USA
Phone: (630) 208-2205	(630) 208-2203	(630) 208-2200 | Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS FOURTH QUARTER FISCAL 2018 PROFIT
AND DECLARES QUARTERLY CASH DIVIDEND

Company Beats Q3 Performance; Achieves Operating Income of $1.9 million in Q4 and Releases its First CT Tube

LaFox, IL, July 25, 2018: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported financial results for its fourth quarter and fiscal year ended June 2, 2018. The Company also announced that its Board of Directors declared a $0.06 per share quarterly cash dividend.

Fourth Quarter Results

Net sales for the fourth quarter of fiscal 2018 increased 21.8% to $45.5 million compared to net sales of $37.4 million in the prior year’s fourth quarter. Sales increased $8.4 million for PMT and $1.0 million for Canvys. PMT sales were higher in power conversion and RF and microwave components, industrial power grid tubes and specialty products sold into the semiconductor wafer fabrication capital equipment market. Sales increased for Canvys due to new program wins and higher overall demand across both the U.S. and Europe. Sales decreased for Richardson Healthcare by $1.3 million due to the sale of the PACS Display business at the end of fiscal 2017 and lower sales of pre-owned CT Tubes. However, at the end of the quarter, the Healthcare group released its first CT Tube, making Richardson Electronics one of a small group of global companies with the design and manufacturing capabilities necessary to successfully produce CT Tubes. This capability is the cornerstone for expanding the Company’s presence in the healthcare market.

Gross margin increased to $15.5 million, or 34.1% of net sales during the fourth quarter of fiscal 2018, compared to $12.0 million, or 32.1% of net sales during the fourth quarter of fiscal 2017. Margin increased as a percent of net sales primarily due to an improved product mix in both PMT and Canvys. Richardson Healthcare margin as a percent of net sales also increased primarily due to the sale of its lower margin PACS Display business.

Operating expenses increased to $13.7 million for the fourth quarter of fiscal 2018, compared to $12.2 million for the fourth quarter of fiscal 2017. This increase was a result of additional compensation and other expenses primarily related to the increase in net sales as well as higher research and development and other expenses for Richardson Healthcare. Operating expenses as a percent of net sales decreased to 30.1% in the current quarter from 32.5% last year.

Exhibit 99.1

Including a small gain on disposal of assets, the Company reported $1.9 million of operating income for the fourth quarter of fiscal 2018 compared to operating income of $39,000 in the prior year’s fourth quarter.

Other income for the fourth quarter of fiscal 2018, primarily foreign exchange, was $0.3 million, compared to other expense of $0.2 million for the fourth quarter of fiscal 2017.

The income tax provision of $0.5 million for the fourth quarter of fiscal 2018 reflected a provision for foreign income taxes based on the current quarter’s geographical distribution of income and adjustments from foreign income tax returns recently filed.

Net income for the fourth quarter of fiscal 2018 was $1.7 million, compared to a net loss of $0.1 million in the fourth quarter of 2017.

Fiscal 2018 Results

Net sales for fiscal 2018 were $163.2 million, an increase of 19.2%, compared to net sales of $136.9 million for fiscal 2017. Sales increased by $24.1 million for PMT and $6.1 million for Canvys. These increases were partially offset by a $3.9 million decrease for Richardson Healthcare, which was due to the divestiture of the PACS Display business at the end of fiscal 2017.

Gross profit increased to $55.1 million, compared to $43.9 million for fiscal 2017. As a percentage of net sales, gross margin increased to 33.7% of net sales during fiscal 2018, compared to 32.1% of net sales of fiscal 2017, mostly a result of an improved product mix.

Operating expenses increased to $51.7 million for fiscal 2018, compared to $49.9 million for fiscal 2017, which included $1.3 million in severance expense associated with the reduction in work force during the second quarter of fiscal 2017. The increase was due to additional compensation and other expenses mostly related to the higher net sales in PMT and Canvys as well as increased research and development and other expenses for Richardson Healthcare.

In addition, during fiscal 2018, we recorded a $0.3 million total gain on the sale of our building in Florence, Italy and the disposal of old assets in LaFox. Operating income for fiscal 2018 was $3.6 million, compared to an operating loss of $5.8 million for fiscal 2017.

Other income for fiscal 2018, including foreign exchange and investment income, was $0.2 million, compared to other expense of $0.4 million for fiscal 2017.

The income tax provision of $1.5 million during fiscal 2018 reflected a provision for foreign income taxes, additional tax due from an audit in Germany and no U.S. tax benefit due to the valuation allowance recorded against the net operating loss. During the third quarter of fiscal 2018, the company calculated its estimated tax liability as a result of the recently enacted Tax Cut and Jobs Act. The $11.2 million liability was entirely offset by newly generated foreign tax credits and foreign tax credit carryforwards. In addition, the company wrote down $1.6 million of its net operating loss carryforwards and other deferred tax assets against the valuation allowance due to the reduction in the federal tax rate.

Income from continuing operations for fiscal 2018 was $2.3 million, compared to a loss from continuing operations of $6.9 million in 2017. In addition, during the second quarter of fiscal 2018, the Company received an income tax refund from the State of Illinois, inclusive of interest and net of professional fees, of $1.5 million. This refund was a result of the conclusion of the Illinois amended return related to the sale of RFPD in 2011 and was therefore, classified as income from discontinued operations.

Exhibit 99.1

Net income for fiscal 2018 was $3.8 million, compared to a net loss of $6.9 million for fiscal 2017.

CASH DIVIDEND

The Company also announced today that its Board of Directors declared a $0.06 quarterly dividend per share to holders of common stock and a $0.054 cash dividend per share to holders of Class B common stock. The dividend will be payable on August 23, 2018, to common stockholders of record on August 7, 2018.

Cash and investments at the end of fiscal 2018 were $60.5 million compared to $60.1 million at the end of the third quarter of fiscal 2018 and $64.2 million at the end of fiscal 2017. During the fourth quarter of fiscal 2018, the Company did not repurchase any shares of its common stock under the existing share repurchase authorization. Since the sale of RFPD, the Company has spent $65.6 million on share repurchases, nearly $20.0 million on acquisitions, approximately $23.3 million on dividends and $9.2 million on purchases of Richardson Healthcare equipment. Currently, there are 10.8 million outstanding shares of common stock and 2.1 million outstanding shares of Class B common stock.

OUTLOOK

“I am pleased to report an operating income of $1.9 million for the fourth quarter of fiscal 2018 as compared to a $39,000 operating income in the fourth quarter of fiscal 2017,” said Edward J. Richardson, Chairman, Chief Executive Officer, and President. “Consolidated net sales grew by nearly 22% in the fourth quarter of fiscal 2018 along with a significant improvement in gross margin, which was driven by a favorable global economy and the success of our growth initiatives. All three of our strategic business units did well in fiscal 2018. We are particularly excited about the recent introduction of our new ALTA750TM CT Tube and plan to aggressively market it worldwide,” Mr. Richardson concluded.

CONFERENCE CALL INFORMATION

On Thursday, July 26, 2018, at 9:00 a.m. CDT, Edward J. Richardson, Chairman and Chief Executive Officer, and Robert J. Ben, Chief Financial Officer, will host a conference call to discuss the Company’s fourth quarter and fiscal year 2018 results. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial (888) 419-5570 and enter passcode 21359665 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 12:00 a.m. CDT on July 27, 2018, for seven days. The telephone numbers for the replay are (USA) (888) 286-8010 and (International) (617) 801-6888; passcode 50687569.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K filed on July 31, 2017. The Company assumes no responsibility to update the “forward-looking” statements in this release as a result of new information, future events, or otherwise.

Exhibit 99.1

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables; power conversion and RF and microwave components; high value flat panel detector solutions, replacement parts, tubes and service training for diagnostic imaging equipment; and customized display solutions. We serve customers in the alternative energy, healthcare, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company’s strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair through its global infrastructure. More information is available at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Exhibit 99.1

Richardson Electronics, Ltd.

Audited Consolidated Balance Sheets

(in thousands, except per share amounts)

	June 2, 2018	May 27, 2017
Assets
Current assets:
Cash and cash equivalents	$60,465	$55,327
Accounts receivable, less allowance of $309 and $398, respectively	22,892	20,782
Inventories, net	50,720	42,749
Prepaid expenses and other assets	3,747	3,070
Investments - current	—	6,429
Total current assets	137,824	128,357
Non-current assets:
Property, plant and equipment, net	18,232	15,813
Goodwill	6,332	6,332
Intangible assets, net	3,014	3,441
Non-current deferred income taxes	927	1,102
Investments - non-current	—	2,419
Total non-current assets	28,505	29,107
Total assets	$166,329	$157,464
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$19,603	$15,933
Accrued liabilities	10,343	8,311
Total current liabilities	29,946	24,244
Non-current liabilities:
Non-current deferred income tax liabilities	281	158
Other non-current liabilities	921	735
Total non-current liabilities	1,202	893
Total liabilities	31,148	25,137
Stockholders’ equity
Common stock, $0.05 par value; issued and outstanding 10,806 shares at June 2, 2018 and 10,712 shares at May 27, 2017	540	535
Class B common stock, convertible, $0.05 par value; issued and outstanding 2,137 shares at June 2, 2018 and May 27, 2017	107	107
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	60,061	59,436
Common stock in treasury, at cost, no shares at June 2, 2018 and at May 27, 2017	—	—
Retained earnings	70,107	69,333
Accumulated other comprehensive income	4,366	2,916
Total stockholders’ equity	135,181	132,327
Total liabilities and stockholders’ equity	$166,329	$157,464

Exhibit 99.1

Richardson Electronics, Ltd.

Consolidated Statements of Comprehensive Income (Loss)

(in thousands, except per share amounts)

	Three Months Ended		Twelve Months Ended
	June 2, 2018	May 27, 2017	June 2, 2018	May 27, 2017
Statements of Comprehensive Income (Loss)
Net sales	$45,490	$37,359	$163,212	$136,872
Cost of sales	29,997	25,372	108,130	92,989
Gross profit	15,493	11,987	55,082	43,883
Selling, general and administrative expenses	13,706	12,157	51,729	49,854
Gain on disposal of business	—	(209)	—	(209)
Gain on disposal of assets	(88)	—	(276)	—
Operating income (loss)	1,875	39	3,629	(5,762)
Other (income) expense:
Investment/interest income	(54)	(105)	(432)	(234)
Foreign exchange (gain) loss	(251)	301	224	612
Other, net	(9)	(24)	(23)	(24)
Total other (income) expense	(314)	172	(231)	354
Income (loss) from continuing operations before income taxes	2,189	(133)	3,860	(6,116)
Income tax provision (benefit)	450	(8)	1,534	812
Income (loss) from continuing operations	1,739	(125)	2,326	(6,928)
Income from discontinued operations	—	—	1,496	—
Net income (loss)	1,739	(125)	3,822	(6,928)
Foreign currency translation gain (loss), net of tax	(2,417)	1,826	1,580	90
Fair value adjustments on investments gain (loss)	—	14	(130)	54
Comprehensive (loss) income	$(678)	$1,715	$5,272	$(6,784)
Net income (loss) per Common share - Basic:
Income (loss) from continuing operations	$0.14	$(0.01)	$0.18	$(0.55)
Income from discontinued operations	—	—	0.12	—
Total net income (loss) per Common share - Basic:	$0.14	$(0.01)	$0.30	$(0.55)
Net income (loss) per Class B common share - Basic:
Income (loss) from continuing operations	$0.12	$(0.01)	$0.16	$(0.49)
Income from discontinued operations	—	—	0.11	—
Total net income (loss) per Class B common share - Basic:	$0.12	$(0.01)	$0.27	$(0.49)
Net income (loss) per Common share - Diluted:
Income (loss) from continuing operations	$0.14	$(0.01)	$0.18	$(0.55)
Income from discontinued operations	—	—	0.12	—
Total income (loss) per Common share - Diluted:	$0.14	$(0.01)	$0.30	$(0.55)
Net income (loss) per Class B common share - Diluted:
Income (loss) from continuing operations	$0.12	$(0.01)	$0.16	$(0.49)
Income from discontinued operations	—	—	0.11	—
Total net income (loss) per Class B common share - Diluted:	$0.12	$(0.01)	$0.27	$(0.49)
Weighted average number of shares:
Common shares – Basic	10,800	10,709	10,765	10,705
Class B common shares – Basic	2,137	2,140	2,137	2,140
Common shares – Diluted	10,930	10,709	10,824	10,705
Class B common shares – Diluted	2,137	2,140	2,137	2,140
Dividends per common share	$0.060	$0.060	$0.240	$0.240
Dividends per Class B common share	$0.054	$0.054	$0.220	$0.220

Exhibit 99.1

Richardson Electronics, Ltd.

Audited Consolidated Statements of Cash Flows

(in thousands)

	Fiscal Year Ended
	June 2, 2018	May 27, 2017
Operating activities:
Net income (loss)	$3,822	$(6,928)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	2,993	2,740
Inventory provisions	773	456
Loss (gain) on sale of investments	(183)	(6)
Gain on disposal of business	—	(209)
Gain on disposal of assets	(276)	—
Share-based compensation expense	533	437
Deferred income taxes	319	(55)
Change in assets and liabilities:
Accounts receivable	(1,764)	4,167
Income tax receivable	—	17
Inventories	(8,247)	2,408
Prepaid expenses and other assets	(627)	(1,318)
Accounts payable	3,457	1,037
Accrued liabilities	1,906	(699)
Long-term liabilities-accrued pension	—	(249)
Other	246	11
Net cash provided by operating activities	2,952	1,809
Investing activities:
Capital expenditures	(5,239)	(5,221)
Proceeds from sales of assets	374	—
Proceeds from maturity of investments	12,315	3,582
Purchases of investments	(3,943)	(2,136)
Proceeds from sales of available-for-sale securities	913	306
Purchases of available-for-sale securities	(265)	(306)
Other	(3)	(12)
Net cash provided by (used in) investing activities	4,152	(3,787)
Financing activities:
Proceeds from issuance of common stock	97	30
Cash dividends paid	(3,048)	(3,031)
Net cash used in financing activities	(2,951)	(3,001)
Effect of exchange rate changes on cash and cash equivalents	985	(148)
Increase (decrease) in cash and cash equivalents	5,138	(5,127)
Cash and cash equivalents at beginning of period	55,327	60,454
Cash and cash equivalents at end of period	$60,465	$55,327

Exhibit 99.1

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the Fourth Quarter and Fiscal 2018 and Fiscal 2017

(in thousands)

By Strategic Business Unit:

Net Sales

	Q4 FY 2018	Q4 FY 2017	% Change
PMT	$37,240	$28,853	29.1%
Canvys	6,626	5,651	17.3%
Healthcare	1,624	2,855	-43.1%
Total	$45,490	$37,359	21.8%

	YTD FY 2018	YTD FY 2017	% Change
PMT	$128,296	$104,226	23.1%
Canvys	26,683	20,534	29.9%
Healthcare	8,233	12,112	-32.0%
Total	$163,212	$136,872	19.2%

Gross Profit

	Q4 FY 2018	% of Net Sales	Q4 FY 2017	% of Net Sales
PMT	$12,762	34.3%	$9,579	33.2%
Canvys	2,165	32.7%	1,530	27.1%
Healthcare	566	34.9%	878	30.8%
Total	$15,493	34.1%	$11,987	32.1%

	YTD FY 2018	% of Net Sales	YTD FY 2017	% of Net Sales
PMT	$43,254	33.7%	$33,382	32.0%
Canvys	8,410	31.5%	5,752	28.0%
Healthcare	3,418	41.5%	4,749	39.2%
Total	$55,082	33.7%	$43,883	32.1%